DIGATRADE ENTERS INTO LETTER OF INTENT
TO DEVELOP MORE SECURE FINTECH

Vancouver, British Columbia / ACCESSWIRE / February 5, 2019 - DIGATRADE FINANCIAL CORP (OTCQB: DIGAF), an OTC digital asset trade desk for institutions and financial technology company, has entered into a Letter of Intent (“LOI”) with Securter Inc., a private Canadian Corporation that is developing a proprietary, patent-pending credit card payment platform to significantly increase the security of online credit card payment processing. The purpose is to reduce financial losses being experienced by financial institutions and merchants from fraudulent credit card use, while also better protecting cardholder privacy. The LOI sets out that the new technology will be launched and commercialized through a Digatrade subsidiary.

Securter’s improved online payment processing protocol simultaneously improves the privacy and financial security of all “card not present” (CNP) credit card transactions processed by the Securter protocol. Card-not-present transactions represent a large and rapidly growing proportion of all global credit card payments due to the enormous consumer convenience CNP provides. The Securter protocol reduces mounting CNP losses being experienced by fintech stakeholders internationally due to widespread fraudulent CNP transactions, and data theft.

Upon execution of an intended Definitive Agreement, Digatrade will establish a new subsidiary company. All assets and intellectual property, including patent rights of the existing Securter Inc., will be transferred and held by the new subsidiary, thereafter.

Under the terms of the agreement with Securter Inc, Digatrade will fund the new Securter subsidiary by providing up to US $3 Million in operational funding. The subsidiary will use these proceeds to make the technology market-ready and then to launch it through fintech alliances, such as with payment service providers, amongst others. Extensive research and consultation with the industry has revealed that the fintech community acknowledges the need for the benefits that Securter technology delivers and is actively looking for solutions for the serious problem that CNP fraud presents to all stakeholders.

ABOUT DIGATRADE:

DIGATRADE is a Financial Technology “Fintech” company that offers buyside cryptocurrency transactions and liquidity to institutions through its proprietary over-the-counter trade desk. The Company is owned and operated 100% by Digatrade Financial Corp., located in Vancouver, British Columbia, which is publicly listed on the OTC.QB under the trading symbol DIGAF.  DIGAF is a reporting issuer in the Province of British Columbia, Canada with the British Columbia Securities Commission "BCSC" and in the United States with the Securities Exchange Commission "SEC".

CORPORATE CONTACT INFORMATION:
Digatrade Financial Corp
1500 West Georgia Street, 1300
Vancouver, BC V6G-2Z6 Canada
Tel: +1(604) 200-0071
Fax: +1(604) 200-0072
www.digatradefinancial.com

Forward-Looking Information

This press release contains certain “forward-looking information”. All statements, other than statements of historical fact, that address activities, events or development that the Company believes, expects or anticipates will or may occur in the future constitute forward-looking information. This forward-looking information reflects the current expectations or beliefs of the company based on information currently available to the Company. Forward-looking information is subject to a number of significant risks and uncertainties and other factors that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, but are not limited to, the possibility of unanticipated costs and expenses. Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the company disclaims any intent or obligation to update any forward-looking information whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.